UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

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Commission File Number: 001-38328

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LexinFintech Holdings Ltd.

27/F CES Tower

No. 3099 Keyuan South Road

Nanshan District, Shenzhen 518057

The People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ___X____          Form 40-F     _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

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LexinFintech Holdings Ltd. Announces Management Change

On November 11, 2021, LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online consumption and consumer finance platform for new generation consumers in China, announced a change to its management. Mr. Ryan Huanian Liu has resigned from his position as the Senior Vice President of the Company for personal reasons, effective on November 11, 2021. Mr. Liu will serve as a senior consultant to the company following his resignation.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LexinFintech Holdings Ltd.

By	/s/ Jay Wenjie Xiao
Name:	Jay Wenjie Xiao
Title:	Chairman and Chief Executive Officer

Date: November 11, 2021

637161.01A-HKGSR01A - MSW